Exhibit 5

JOINT FILING AGREEMENT

Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D with respect to the common stock, $.10 par value per share, of Danielson Holding Corporation is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D or Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This Agreement  may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF,  the undersigned hereby execute this Agreement this 12th day of December, 2003.

THIRD AVENUE MANAGEMENT LLC

By:	/s/ MARTIN J. WHITMAN
	Name:	Martin J. Whitman
	Title:	Co-Chief Investment Officer

MARTIN J. WHITMAN

/s/ MARTIN J. WHITMAN
Martin J. Whitman